SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No. 2)*

FiberTower Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

31567R209
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31567R209

1	NAME OF REPORTING PERSONS ASPEN ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 972,539
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 185,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,539
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.95%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 31567R209

1	NAME OF REPORTING PERSONS ENTERASPEN LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 862,051
	7	SOLE DISPOSITIVE POWER 787,051
	8	SHARED DISPOSITIVE POWER 75,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,051
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.72%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 31567R209

1	NAME OF REPORTING PERSONS NIKOS HECHT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 58,535
	6	SHARED VOTING POWER 972,539
	7	SOLE DISPOSITIVE POWER 58,535
	8	SHARED DISPOSITIVE POWER 185,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,074
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.06%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

FiberTower Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

185 Berry Street, Suite 4800
San Francisco, California 94107

Item 2(a).	Name of Persons Filing:

Aspen Advisors LLC (“Aspen Advisors”);
EnterAspen Limited (“EnterAspen”); and
Nikos Hecht (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019.  The address of the principal business office of EnterAspen is First Caribbean House, 4th Floor, P.O. Box 487 Grand Cayman, Cayman Islands KY1-1106.  The address of the principal business office of Nikos Hecht is 314 South Galena Street, Suite 300, Aspen, CO 81611.

Item 2(c).	Citizenship:

Aspen Advisors is a Delaware limited liability company. EnterAspen is a Cayman Islands exempted company. Mr. Hecht is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

31567R209

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)              Amount beneficially owned:

Aspen Advisors:	972,539
EnterAspen:	862,051
Mr. Hecht:	1,031,074

(b)              Percent of class:

Aspen Advisors:	1.95%
EnterAspen:	1.72%
Mr. Hecht:	2.06%

(c)              Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Aspen Advisors:	-0-
EnterAspen:	-0-
Mr. Hecht:	58,535

(ii)	Shared power to vote or to direct the vote:

Aspen Advisors:	972,539
EnterAspen:	862,051
Mr. Hecht:	972,539

(iii)	Sole power to dispose or to direct the disposition of:

Aspen Advisors:	-0-
EnterAspen:	787,051
Mr. Hecht:	58,535

(iv)	Shared power to dispose or to direct the disposition of:

Aspen Advisors:	185,488
EnterAspen:	75,000
Mr. Hecht:	185,488

On December 18, 2009, the Issuer effected a 1-for-10 reverse stock split (the “Reverse Split”) of its common stock (the “Common Stock”). As a result of the Reverse Split, every 10 shares of Common Stock owned by the Reporting Persons were automatically converted into one share of Common Stock. The number of shares of Common Stock reported on this statement has been adjusted to account for the Reverse Split.

EnterAspen directly owns and is the beneficial owner of 862,051 shares of Common Stock.  Such 862,051 shares of Common Stock constitute approximately 1.72% of the outstanding shares of Common Stock, based on 49,983,705 shares of Common Stock outstanding as of October 29, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2010.  Of the 862,051 shares of Common Stock that EnterAspen directly owns, EnterAspen has (i) sole dispositive power with respect to 787,051 shares, (ii) shared dispositive power with respect to 75,000 shares and (iii) shared voting power with respect to all 862,051 shares.

Aspen Advisors is the beneficial owner of 972,539 shares of the Common Stock.  Such 972,539 shares of Common Stock constitute approximately 1.95% of the outstanding shares of Common Stock, based on 49,983,705 shares of Common Stock outstanding as of October 29, 2010 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2010. Of such shares beneficially owned by Aspen Advisors, 862,051 are directly owned by EnterAspen, a private client account of Aspen Advisors, and 110,488 are owned by another private client (the “Private Account”).  Of the 972,539 shares of Common Stock that Aspen Advisors beneficially owns, Aspen Advisors has (i) shared dispositive power with respect to 185,488 shares and (ii) shared voting power with respect to all 972,539 shares.

On December 31, 2010, EnterAspen entered into an agreement to transfer 75,000 of its 862,051 shares of Common Stock, and the Private Account entered into an agreement to transfer all of its 110,488 shares of Common Stock, each to a wholly owned subsidiary of Mr. Hecht (the “Subsidiary”).

Mr. Hecht is the sole member of the managing member of Aspen Advisors and the managing member of the Subsidiary.  Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the 972,539 shares of Common Stock directly owned by EnterAspen and the Private Account, including the 185,488 shares of Common Stock to be transferred to the Subsidiary by EnterAspen and the Private Account.  In addition, Mr. Hecht directly owns and is the beneficial owner of an additional 58,535 shares of Common Stock over which he has sole voting power and sole dispositive power.  Due to his direct holdings and status as sole member of the managing member of Aspen Advisors and managing member of the Subsidiary, Mr. Hecht may be deemed to beneficially own 1,031,074 shares of Common Stock, or approximately 2.06% of the outstanding shares of Common Stock, based on 49,983,705 shares of Common Stock outstanding as of October 29, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2011

ASPEN ADVISORS LLC

By:	/s/ NIKOS HECHT
Name: Nikos Hecht
Title: Sole Member of the Managing Member

ENTERASPEN LIMITED

By:	ASPEN ADVISORS LLC
Its Attorney-in-Fact

By:	/s/ NIKOS HECHT
Name: Nikos Hecht
Title: Sole Member of the Managing Member

/s/ NIKOS HECHT
Nikos Hecht

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated as of January 18, 2011, by and among the Reporting Persons